Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS WITH CHONGQING TRUST

The Board wishes to announce that, the Company proposed to enter into the Framework Agreement with Chongqing Trust, whereby the Company and Chongqing Trust will conduct certain daily transactions, mainly including the subscription and redemption of trust products.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the Transactions are more than 5%, the Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

The Company will seek approval from the Independent Shareholders at the forthcoming annual general meeting in respect of the Transactions. A circular containing, among other things, the details of the Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 12 April 2017.

As Chongqing Trust is an associate of CLIC and CLP&C, CLIC and its associates will abstain from voting at the annual general meeting to approve the Transactions.

The Company and Chongqing Trust will enter into the Framework Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting.

Commission File Number 001-31914

BACKGROUND

The Board wishes to announce that, the Company proposed to enter into the Framework Agreement with Chongqing Trust, whereby the Company and Chongqing Trust will conduct certain daily transactions, mainly including the subscription and redemption of trust products.

The Company and Chongqing Trust will enter into the Framework Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

The Company

Chongqing Trust

Scope of Transactions

Under the Framework Agreement, the Company and Chongqing Trust will enter into certain daily transactions, including:

(a)

Subscription and redemption of trust products: the Company (as the principal and beneficiary) will subscribe for or redeem the trust units under the collective fund trust scheme established or managed by Chongqing Trust (as the trustee), and Chongqing Trust will receive the trustee’s remuneration from the trust assets under the collective fund trust scheme.

(b)

Other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by Chongqing Trust from the Company, leasing of assets (mainly office space), mutual provision of human resources services, provision of information system services and trust products referral services by the Company to Chongqing Trust.

Pricing and Payment

Pricing of the transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

Commission File Number 001-31914

(a)

Subscription and redemption of trust products: at the time of the Company’s subscription of trust products, the Company shall pay to Chongqing Trust the subscription amount in full. When the trust scheme expires or the Company successfully makes an application for redemption before expiry of the trust scheme, Chongqing Trust shall distribute the trust principal and benefits to the Company in accordance with the provisions of the trust contract or the reply slip of the redemption application (as the case may be), and receive the trustee’s remuneration from the trust assets.

(b)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the approval of the Independent Shareholders at the annual general meeting, the Framework Agreement shall take effect upon signing by the parties and expire on 31 December 2019. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

HISTORICAL FIGURES

As disclosed in the announcement of the Company dated 20 December 2016, the Company proposed to subscribe for trust units under a trust scheme established by Chongqing Trust at a consideration of RMB2,086 million. The Company has fulfilled its information disclosure obligation in respect of such transaction under Chapter 14A of the Listing Rules. In addition, the Company has subscribed for trust units under trust schemes established by Chongqing Trust in a total amount of RMB400 million since 2017.

ANNUAL CAPS

The Company estimates that the annual caps for the transactions under the Framework Agreement for the three years ending 31 December 2019 will be as follows:

	RMB in hundred million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription amount for the subscription of trust products Note 1	500	500	500
Redemption amount for the redemption of trust products Note 2	45	45	45
Fees for other daily transactions	1	1	1

Commission File Number 001-31914

Notes:

1.

It includes the trustee’s remuneration to be received by Chongqing Trust from the trust assets. For the three years ending 31 December 2019, the trustee’s remuneration to be received by Chongqing Trust from the trust assets is expected to be no more than RMB500 million per year.

2.	It refers to the redemption amount of trust products that the Company may apply to redeem before expiry of the trust scheme.

In determining the annual caps on the subscription amount for the subscription of trust products, the Company has taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demand of the Company for trust products, and the expected development of the PRC insurance industry and the PRC trust market. In addition, with the continuous improvement of the product lines of Chongqing Trust, further enhancement of its investment management ability and rapid growth of the issuance size of its products, it is expected that the investment in the trust products of Chongqing Trust can better align with the investment demand of the Company’s insurance funds, and the Company’s investment in the trust products of Chongqing Trust will therefore increase significantly as compared to the historical figures.

In determining the annual caps on the redemption amount for the redemption of trust products, the Company has taken into account the above annual caps on the subscription amount for the subscription of trust products, as well as the expected frequency of redemption of the trust products.

In determining the annual caps on the fees for other daily transactions, the Company has taken into account the factors such as the total number of employees of Chongqing Trust, amount of per capita insurance expenditures of employees, expected rent of office space, area of office space for leasing, demand of human resources services, demand of information system services, size of trust products for referral and rate of issuance expenses, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Trust Products

The subscription and redemption of trust products is expected to generate investment returns for the Company. The expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds. The principles and formula for the calculation of trust benefits, together with the timing and order of priority for the distribution of trust principal and benefits, will be specified in the relevant trust contract and prospectus of the trust scheme, and equally apply to all beneficiaries of the same type under the same trust scheme. The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined with reference to the price of similar transactions in the market, and equally apply to all beneficiaries under the same trust scheme. The

Commission File Number 001-31914

investment management department of the Company will be responsible for the subscription and redemption of trust products within the scope of authorization of the Board, as well as the relevant daily management matters.

Other Daily Transactions

In determining the prices for the other daily transactions contemplated under the Framework Agreement, the business departments of the Company usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services/products. The business department of the Company responsible for selling insurance products and providing trust products referral services is the individual insurance sales department, while the human resources department, the general office and the information technology department are responsible for the provision of human resources services, leasing of assets (mainly office space) and provision of information system services, respectively.

In particular, the price for the sale of insurance products under other daily transactions is determined by the Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including Chongqing Trust). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Company will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Company. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Transactions are comparable to those of the relevant transactions that are conducted by the Company with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Transactions will be no less favorable than those entered into by the Company with independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The investment by the Company in the trust products issued by Chongqing Trust and the entering into of other daily transactions with Chongqing Trust will help expand the investment channels of the Company’s insurance funds, develop its investment business and broaden its income stream, thus achieving better investment returns for the shareholders of the Company. It will also be conducive to the consolidation of investment resources within the China Life system, so as to further enhance the value of the Company’s brand.

The Directors are of the view that the Transactions are conducted by the Company in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Transactions are fair and reasonable.

Commission File Number 001-31914

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin and Mr. Wang Sidong hold positions in CLIC and/or CLP&C and have abstained from voting on the board resolution to approve the Transactions.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the Transactions are more than 5%, the Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transactions.

The Company will seek approval from the Independent Shareholders at the forthcoming annual general meeting in respect of the Transactions. A circular containing, among other things, the details of the Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 12 April 2017.

As Chongqing Trust is an associate of CLIC and CLP&C, CLIC and its associates will abstain from voting at the annual general meeting to approve the Transactions.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

The predecessor of Chongqing Trust is Chongqing International Trust Investment Co., Ltd. , which was approved by the People’s Bank of China for its establishment in October 1984. In September 2015, it was renamed as Chongqing International Trust Inc. with a registered capital of RMB12,800 million. Chongqing Trust has 5 shareholders in total, of which Chongqing Guoxin Investment Holding Co., Ltd. is the largest shareholder with a shareholding of

Commission File Number 001-31914

66.99%, and China Life Investment Holding Company Limited , a wholly-owned subsidiary of CLIC, is the second largest shareholder with a shareholding of 26.04%. The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the China Banking Regulatory Commission. As at 31 December 2015, the audited total assets of Chongqing Trust amounted to RMB24,662 million, its audited net assets amounted to RMB16,411 million, its audited operating income amounted to RMB5,446 million and its audited net profit amounted to RMB4,128 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“Chongqing Trust”	(Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CIRC”	China Insurance Regulatory Commission

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”

(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Framework Agreement”	the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions to be entered into between the Company and Chongqing Trust

Commission File Number 001-31914

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”

the independent board committee of the Company formed to consider the Transactions, comprising all Independent Non-executive Directors, namely, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Transactions”	the transactions contemplated under the Framework Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 March 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie